July 3, 2006

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Fortissimo Acquisition Corp. -
Registration Statement on Form S-1, File No. 333-131417

Dear Mr. Reynolds:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of Fortissimo Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated June 23, 2006 (the “Comment Letter”).

I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 4 (“Amendment No. 3”) to the Registration Statement that is being filed today with the Commission. Four clean copies of Amendment No. 4, with exhibits, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of Amendment No. 3 to the Registration Statement on May 30, 2006.

For your convenience, your comments are set forth in this letter, followed by our responses. The page numbers listed in our responses below track the page numbers in Amendment No. 4.

John Reynolds, Esq. United States Securities and Exchange Commission	July 3, 2006 Page 2 of 19

General

1.	Please upload as EDGAR correspondence, the spreadsheet that is attached to your supplemental response letter that refers to our previous comment 21.

We have revised the spreadsheet that was attached to our supplemental response letter so as to incorporate only those companies with market capitalizations between $20 million and $200 million. See also the response to Comment 21.

Furthermore, we have filed, as EDGAR correspondence, both the spreadsheet attached to our prior comment response letter (attached as Exhibit A) and the spreadsheet as revised (attached as Exhibit B).

Summary, page 1

2.
Please clarify in the discussion of liquidation if no business combination, whether the trust will only be liquidated following the dissolution of the company or whether the trust will be liquidated prior to dissolution. The current disclosure is unclear.

We have revised the discussion in the prospectus summary under the section titled “Liquidation if no business combination” to clarify that the trust will be liquidated prior to the Company’s dissolution.

3.
We note the statement that you will pay the costs of liquidation and dissolution from the remaining assets outside the trust fund. Please clarify how you will pay these costs if there are not available funds outside the trust. Provide an estimate of the expected costs of liquidation and dissolution.

We have revised the disclosure to indicate that the Company anticipates that, to the extent there are not available funds outside of the trust, expenses will be advanced by Fortissimo Capital Fund GP, L.P. (“FCF”), one of the Company’s initial stockholders (currently anticipated to be no more than approximately $50,000).

4.
When discussing the certificate of incorporation in the summary and throughout the prospectus, clarify whether the provision that the certificate of incorporation cannot be amended until after a business combination is enforceable under Delaware law.

We have revised the disclosure to indicate that the provision of the Company’s certificate of incorporation cannot be amended until after a business combination may not be enforceable under Delaware law. Nevertheless, the Company views such provisions as obligations to its investors and will not propose any amendments to such provisions.

John Reynolds, Esq. United States Securities and Exchange Commission	July 3, 2006 Page 3 of 19

Risk Factors, page 10

5.
We reissue prior comment eight of our letter dated May 18, 2006. We note the disclosure in risk factor seven regarding third party claims against the trust account and provisions under Delaware General Corporation Law that apply even after liquidation. Please clarify whether you intend to comply with the procedures in Section 280 of Delaware General Corporation Law. If not, we note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation “(i) shall pay or make reasonable provision to pay all claims and obligations ... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation ..., are likely to arise or to become known to the corporation ... within 10 years after the date of dissolution.” Please provide us with a legal analysis as to how the company will comply with Section 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders’ rights to receive their portion of the trust in the event of liquidation. Discuss those steps that must be taken to liquidate and dissolve the company.

The following text appears starting on the fourteenth line of risk factor nine: “However, it is our intention to make liquidating distributions to our stockholders as soon as reasonably possible after dissolution and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any liability of our stockholders may extend beyond the third anniversary of such dissolution. Accordingly, we cannot assure you that third parties will not seek to recover from our stockholders amounts owed to them by us.”

Thus, it is clear from the disclosure in the Registration Statement that the Company does not intend to comply with the procedures in Section 280 of the Delaware General Corporation Law (“DGCL”).

With regards to how the Company intends to comply with the provisions of Section 281(b) of the DGCL, we refer you to the disclosure in the Registration Statement beginning on the second-to-last line of page 39 and carrying over through the end of the carry-over paragraph on the top of page 40.

John Reynolds, Esq. United States Securities and Exchange Commission	July 3, 2006 Page 4 of 19

With regards to how the foregoing will effect a stockholders’ right to receive their portion of the trust in the event of liquidation, we state in numerous locations that the amount that may be returned to investors could be less than the initial liquidation price due to claims of creditors and otherwise. We specifically note the following text that appears starting on the fifteenth line of risk factor seven: “Accordingly, the proceeds held in trust could be subject to claims which could take priority over the claims of our public stockholders. We cannot assure you that the per-share distribution from the trust fund will not be less than $5.73, plus interest, due to claims of such creditors.”

Thus, it is clear from the disclosure in the Registration Statement that investors in the initial public offering may receive less than the $5.73 per share (plus interest) in the event of liquidation.

To the extent that the Staff does not feel that the Company’s response to this comment is adequate, we respectfully request an opportunity to discuss this comment on the telephone so that we may better understand what disclosure the Staff would like us to add in addition to that which is already contained in the Registration Statement.

6.
Please provide a thorough discussion of the various rationale and risks associated with a determination to make distributions to stockholders pursuant to the trust agreement prior to dissolving the company pursuant to the statutory dissolution process under the DGCL, as is currently contemplated. We will have further comment.

We have been advised by Delaware counsel that the distribution of the trust fund to public stockholders, pursuant to the Company’s Amended and Restated Certificate of Incorporation and the Investment Management Trust Agreement, the forms of which have been filed as Exhibits 3.1 and 10.10, respectively, with Amendment No. 4 to the Registration Statement, would not require a vote of the stockholders of the Company pursuant to Section 275 of the DGCL. A copy of the opinion of Delaware counsel will be filed supplementally in a separate correspondence. As a result, such distribution could take place prior to the Company’s formal dissolution, all in accordance with the statutory process under the DGCL. We therefore respectfully believe that no further discussion is required.

7.
Additionally, discuss all applicable debtor/creditor and/or potential bankruptcy issues or proceedings that may result if the business combination is not completed. This discussion would involve, at a minimum, all of the following issues: (i) the risks associated with the general right of creditors to seek satisfaction of their claims against the company from proceeds distributed to or distributable to the company’s stockholders; (ii) the risks and implications of actions by or on behalf of the company which may be viewed or interpreted as giving preference to one class of creditor or rights holder over another with respect to access to or distributions from the company’s assets; (iii) the risk that the distribution of the trust proceeds to the stockholders may be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance”; (iv) the risks and issues which arise from the determination to make distributions to the stockholders from the trust amount prior to dissolving the company in accordance with the DGCL; and (v) the risks that the company’s board may be viewed as having breached its fiduciary duties to its creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying the stockholders from the trust amount prior to addressing the claims of creditors and/or complying with the provisions of the DGCL with respect to the dissolution and liquidation of the company.

John Reynolds, Esq. United States Securities and Exchange Commission	July 3, 2006 Page 5 of 19

With respect to clause (i) of the Staff’s Comment, we currently set forth the risks associated with the general right of creditors to seek satisfaction of their claims against the Company from proceeds distributed to or distributable to the Company’s stockholders in the seventh and ninth risk factors on pages 11, 12 and 13 of the Registration Statement.

With respect to clauses (ii), (iii) and (v) of the Staff’s Comment, we have added disclosure to the risk factor titled “Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.” on page 13 of the Registration Statement.

With respect to clause (iv) of the Staff’s Comment, as indicated above in response to Comment 6, the distribution of the trust account can be made, in accordance with the Company’s Certificate of Incorporation and the Investment Management Trust Agreement, without requiring a vote of the stockholders of the Company all in accordance with the DGCL. Accordingly, we respectfully believe that no disclosure is necessary with respect to this clause.

8.
Finally, in light of the possibility that the company may not consummate a business combination transaction, may elect to distribute all of the amounts in the trust account prior to dissolving, and the company may not be subsequently dissolved, please discuss the applicability of Rule 419 to the company with respect to both the proposed transaction as contemplated by the merger proposal, as well as in any future transactions and/or securities offerings by the company. Also, reconcile the disclosure in the proxy with that in the Form S-l registration statement filed by the company which indicates that the company will dissolve. We may have further comment.

As indicated in response to previous comment 8, it is our understanding that because the Company intends to distribute the funds held in the trust account to its public stockholders prior to formally dissolving and liquidating if it is unable to consummate a business combination (as more fully described in the Registration Statement), there may be a question as to whether the Company would be subject to Rule 419 under the Securities Act of 1933, as amended (the “Act”).

John Reynolds, Esq. United States Securities and Exchange Commission	July 3, 2006 Page 6 of 19

Rule 419 defines a blank check company as a company that (i) [i]s a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) [i]s issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934. Rule 3a51-1 excludes from the definition of penny stock companies that have established initial listing standards that meet or exceed certain criteria, including having Stockholders’ equity of $5,000,000.

At the time of the initial public offering and prior to the distribution of the trust account, the Company does not fit into Rule 419’s definition of a blank check company because the Company will have stockholders’ equity in excess of $5,000,000 and would, therefore, not be issuing penny stock.

After the distribution of the trust account, the only business that would or could be conducted by the Company would be to dissolve and liquidate the Company. While we believed that the Company’s charter previously provided for this, the Company determined to amend its charter to clarify this point. Accordingly, the Company’s Amended and Restated Certificate of Incorporation will be amended as follows: (i) Article THIRD regarding the purpose of the Corporation will be amended to read: “Subject to the last sentence of paragraph C of Article SIXTH, the purpose of the Company shall be to engage in any lawful act or activity for which corporations may be organized under the GCL. This provision may only be amended in connection with the consummation of a Business Combination (defined below).”; and (ii) the penultimate sentence of paragraph C of Article SIXTH will be amended to read: “After the distribution of the Trust Fund, the sole purpose of the Corporation shall be dissolving and liquidating the Corporation and, accordingly, (i) the Corporation shall not be authorized to issue any shares of capital stock and (ii) the officers of the Corporation shall take all such action as necessary to dissolve and liquidate the Corporation as soon as reasonably practicable.” Such changes were previously submitted with the Form of Second Amended and Restated Certificate of Incorporation filed as Exhibit 3.1 with Amendment No. 3 to the Registration Statement and which has been filed again with Amendment No. 4 to the Registration Statement.

Based on the foregoing, in the event the Company is unable to consummate a business combination and is required to distribute the trust account, the Company, pursuant to its charter, would have a specified purpose - to dissolve and liquidate. Therefore, the Company would not fall under the first prong of Rule 419’s definition of a blank check company. Moreover, following the distribution of the trust account -the first time the Company could have less than $5,000,000 in stockholders’ equity - the Company would not be a potential issuer of penny stock because it would be prohibited from issuing any shares of capital stock since its sole purpose would be to dissolve and liquidate.

John Reynolds, Esq. United States Securities and Exchange Commission	July 3, 2006 Page 7 of 19

For the foregoing reasons, we respectfully submit that the Company would not fall under Rule 419’s definition of a blank check company during the period between the distribution of the trust account and its dissolution and liquidation.

As with the other provisions contained in Article Sixth of the Company’s Second Amended and Restated Certificate of Incorporation (including the Company’s requirements to seek stockholder approval of such a business combination and to allow its public stockholders to seek conversion of their shares if they do not approve of such a business combination) that the Company has agreed will not be amended prior to the consummation of a business combination, the Company views the foregoing obligation to dissolve and liquidate following the distribution of the trust account if no business combination occurs, as an obligation to its stockholders and will not take any action to amend or waive such provisions. The Company previously added disclosure in the Registration Statement, where appropriate, to indicate the foregoing.

9.
We note the indemnification by directors discussed in risk factor seven. However, in light of the difficulty of enforcing judgments against the officers and directors, consider adding a risk factor discussing the risks associated with this indemnification provision.

In response to this comment, we have revised the Registration Statement by adding language to risk factor 7 on pages 11 and 12 and risk factor 41 on page 22.

10.
We note your response to prior comment ten of our letter dated May 18, 2006. Please revise the disclosure throughout the prospectus to make clear that there is no guarantee investors will receive any or all their share of the amount in the trust in light of the potential third party claims and the difficulty of enforcing judgments against the officers and directors, rather than simply revising the risk factor.

As indicated in risk factor 7, the per-share liquidation price received by investors in the public offering may, in certain circumstances, be less than $5.73. We have revised the Registration Statement in response to this comment by adding similar disclosure on pages 5, 9 and 38.

John Reynolds, Esq. United States Securities and Exchange Commission	July 3, 2006 Page 8 of 19

11.	Explain the reference to the “expiration of the prescribed time periods” in risk factor eight.

We have revised the Registration Statement in response to this comment by eliminating the phrase “prescribed time periods” throughout the Registration Statement and by replacing it with references to the 18-month and 24-month time periods in which the Company must consummate a business combination.

12.
We note the statement in risk factor nine that shareholder approval may be required for the company to formally dissolve and liquidate. Please explain those circumstances where shareholders approval would not be required. We may have further comment.

We have revised the Registration Statement in response to this comment to clarify that shareholder approval will be required for any formal dissolution and liquidation by the Company.

13.
We note the disclosure in risk factor nine that if funds are insufficient to dissolve the company that you anticipate initial stockholders will advance the funds. Clarify whether these individuals have agreed to provide such funds. Also, since the company will be dissolving explain whether they would seek repayment. We also note the reference to dissolution by court order. Disclose those circumstances where court order would be used to dissolve the company.

With respect to the first part of this comment, FCF, one of the Company’s initial stockholders, has agreed to provide the funds needed to effectuate the Company’s dissolution and liquidation, which are currently estimated to be approximately $50,000.  FCF will not seek repayment for such expenses.

With respect to the second part of this comment, references to dissolution by court order have been deleted from the Registration Statement.

14.
We reissue prior comment 11 of our letter dated May 18, 2006. Please disclose all steps the company has taken to confirm that your directors have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

We have revised the disclosure to indicate that the Company has questioned these individuals and reviewed their financial information. Based on the foregoing and their obligations to obtain the agreements waiving claims against the trust fund, the Company has reason to believe that the directors have funds sufficient to satisfy their obligations with respect to ensuring that the trust account is not depleted.

John Reynolds, Esq. United States Securities and Exchange Commission	July 3, 2006 Page 9 of 19

15.
We reissue prior comment 13 of our letter dated May 18, 2006. Disclose in risk factor 14 the business of Fortissimo Capital Fund and the amount of time the officers and directors devote to that business. Also, please explain the basis for the statement that this will not be a determining factor in whether to proceed with a business combination. We note that if any of the officers or directors were to be retained after the business combination, the agreements would be negotiated simultaneously with the negotiation of a business combination. Also, reconcile this with the statement that this may occur if the board of directors of the combined company determines it is in the best interests of the company. We may have further comment.

Each of the FCF employees is currently a full time employee of FCF and has no intention of becoming an employee of a portfolio company of FCF or of the combined entity after a business combination. Notwithstanding that fact, it may be determined at the time of a business combination that it is in the best interest of the Company to employ the services of one or more of the employees of FCF. We have revised the disclosure in the Registration Statement to clarify the foregoing. Furthermore, we have revised the disclosure to indicate that although the Company’s officers may be employed by the target business following a business combination and enter into agreements providing for them to receive compensation for their services at that time, such agreements would not be the main determining factor in whether to proceed with a business combination.

16.
We reissue prior comment 14 of our letter dated May 18, 2006. Clearly name all entities affiliated with the company, its officers, directors and existing shareholders. Revise the subheading to risk factor 17 to clarify the risk to investors. Please explain whether management is aware of any potential business combination opportunities with any of the affiliated entities. Explain those circumstances that may result in the company considering an affiliated business. For instance, will they be considered in the initial search or only after other searches have not found a potential target business? Explain how it will be determined at a later date that this is in the best interests of shareholders. Who will make this determination? Add disclosure elsewhere in the prospectus, such as the conflicts of interest section, discussing in greater detail the circumstances under which you may enter into a business combination with an affiliated entity. We may have further comment.

As stated in the Registration Statement, the Company has no current plans to combine with an affiliated entity. Furthermore, in the event that the Company does proposed to combine with an affiliated entity, the Company must comply with the additional protections described in risk factor 18 on page 16.

John Reynolds, Esq. United States Securities and Exchange Commission	July 3, 2006 Page 10 of 19

In addition, the Company has added language both to the heading of this risk factor and in the body of the risk factor indicating that it does not have any current intention to combine with an affiliated entity and that it will not combine with an affiliated entity during the first 12 months following the closing of this offering.

Proposed Business, page 31

17.	Please relocate the information relating to prior comment 15 of our letter dated May 18, 2006 to include in the business section rather than the underwriting section.

We have revised the Registration Statement in response to this comment by moving the information relating to prior comment 15 into the section titled “Proposed Business” on page 42.

18.
We reissue prior comment 17 of our letter dated May 18, 2006. Please add a risk factor specifically focusing on the risks associated with emerging growth companies and explain what you mean by emerging growth companies. Revise the list of factors that will be considered to clarify that you will target these companies.

With respect to the first part of this comment, we have revised the Registration Statement by adding a new risk factor entitled “Investments in Emerging Growth Companies Involve Greater Risk Than Investments in More Established Companies.” on page 13.

With respect to the second part of this comment, we respectfully believe that the list of factors contained on page 36 already contemplates an acquisition of an emerging growth company. For instance, an emerging growth company may require more capital than more established companies. This factor is captured in the line item “capital requirements.” Furthermore, an emerging growth company’s products may not be as developed as other more established companies. This factor is captured in the line item “stage of development of the products, processes or services.” Accordingly, we believe the requested information is already provided and we have not, therefore, made any revision in response to this part of the Staff’s comment.

Shares Eligible for Future Sale, page 57

19.	Please explain the statement that the initial stockholders’ shares “may be re-sold ... pursuant to the provisions of Rule 144, starting on December 30, 2006” in light of the Ken Worm letter.

We respectfully continue to believe that the Ken Worm letter is not applicable to the Insider Units being purchased simultaneously with the consummation of this offering for a variety of reasons, including the fact that such securities are not “pre-IPO” securities and the fact that the purchaser of such securities is paying the same price for the units as the public is paying. As further support for this position, we note the recently completed IPOs for Community Bankers Acquisition Corp., HD Partners Acquisition Corporation and Affinity Media International Corp., which included language similar to the language on page 59 of our Registration Statement (“or pursuant to the provisions of Rule 144, starting on December 30, 2006”).

John Reynolds, Esq. United States Securities and Exchange Commission	July 3, 2006 Page 11 of 19

Financial Statements

Statement of Cash Flows, page F-6

20.	The accrual of offering costs for the period from January 1, 2006, to March 31, 2006, appears to be overstated by $14,500. Please revise as needed.

We have revised the Registration Statement in response to this comment.

Note 2 - Proposed Public Offering, page F-8

21.
On page 60 you state the target business you are likely to acquire will have a market capitalization of less than $200 million. However, you have calculated the average volatility of the representative’s options using companies with market capitalizations of up to $400 million. Please tell us why you are incorporating companies with market capitalizations of greater than $200 million into your calculation to determine the expected volatility of the representative’s options. Also, tell us why you believe using a calculation weighted in favor of the larger companies provides a better estimate of your expected volatility than using a simple average.

In response to this comment, we have limited the list of comparable companies to those with market capitalizations between $20 million and $200 million. In addition, we are using a simple average rather than a market-capitalization weighted average when calculating the volatility for this universe of companies.

Please see the attached Excel spreadsheet for more information concerning the calculation of the volatility figure.

22.
Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14 18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. It appears you are currently assuming the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

John Reynolds, Esq. United States Securities and Exchange Commission	July 3, 2006 Page 12 of 19

We have revised the Registration Statement in response to this comment by adding a risk factor entitled “An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his, her or its warrants and causing such warrants to be practically worthless.” on page 19 and by adding additional text to the Description of Securities - Warrants” section on page 58. We have also revised the form of warrant agreement filed as Exhibit 4.5 to Amendment No. 4, where appropriate.

Selling Shareholder Prospectus

23.
Clearly name each individual who is a beneficial owner of Fortissimo Capital Fund GP. Explain the statement that they may be deemed to be the beneficial owner. This appears inconsistent with the beneficial ownership table.

We respectfully submit that the disclosure in the Registration Statement fully satisfies the applicable disclosure requirements.

To clarify, Fortissimo Capital Fund GP, L.P. (“FCF”) is the General Partner of three parallel partnerships that invest in Israeli-related technology growth companies. Those three private equity partnerships have numerous institutional investors, none of whom are direct beneficial owners of shares of the Company. FCF’s general partner is Fortissimo Capital (GP) Management Ltd., whose sole stockholder is Yuval Cohen.

John Reynolds, Esq. United States Securities and Exchange Commission	July 3, 2006 Page 13 of 19

The third-to-last and second-to-last sentences of the footnote clarify that Fortissimo Acquisition Corp’s officers and directors are each partners of FCF. Because they are partners in the partnership (FCF) that is the General Partner of three of our stockholders, they may be deemed to be beneficial holders of the shares held by FCF. However, as described in the second-to-last sentence of the footnote, such individuals disclaim beneficial ownership of the shares of Fortissimo Acquisition Corp. beneficially owned by FCF, except to the extent of their pecuniary interest in FCF. Consequently, it is not appropriate or necessary to name each individual who is a beneficial owner of FCF.

Recent Sales of Unregistered Securities

24.	We reissue prior comment 24 of our letter dated May 18, 2006. Please explain the basis for reliance upon Rule 4(1) and how you complied with Rule 144.

With respect to the first part of the second sentence of this comment, we have revised the Registration Statement in response to this comment.

With respect to the second part of the second sentence of this comment, there was no compliance with Rule 144 for the sale by FCF of a portion of its shares to Mr. Seroussi. Such sale was made in reliance upon the exemption from registration contained in Section 4(1) of the Securities Act. As stated in paragraph (j) of Rule 144, “although this rule provides a means for reselling restricted securities and securities held by affiliates without registration, it is not the exclusive means for reselling such securities in that manner.”

Exhibits

25.
We note the form of the amended certificate of incorporation. Please explain when this amendment will receive the necessary consents and will be filed with the state. Please explain supplementally the reason for the amendment to the certificate of incorporation.

This amendment to the Company’s Certificate of Incorporation will receive the necessary consents, and will be filed with the Secretary of State of the State of Delaware, prior to the time that the Company requests acceleration of the effectiveness of the Registration Statement.

With respect to the reason for the amendment, please see the response to comment #8 above. The Company is adopting a Second Amended and Restated Certificate of Incorporation to address the Rule 419 issue raised in comment #8.

John Reynolds, Esq. United States Securities and Exchange Commission	July 3, 2006 Page 14 of 19

Undertakings

26.	Please provide the undertakings required by Item 512(a)(5) of Regulation S-K, as applicable.

We respectfully submit that the second prospectus included in the Registration Statement will be utilized by the selling stockholders to resell the securities underlying the Insider Units. We will not be incorporating any information by reference into that prospectus, but rather the issuer will file a post-effective amendment prior to the time that the selling stockholders can utilize that prospectus for such resale. Consequently, we do not believe that we need to provide the undertakings required by Item 512(a)(5) of Regulation S-K.

John Reynolds, Esq. United States Securities and Exchange Commission	July 3, 2006 Page 15 of 19

* * * * * *

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Brian B. Margolis

Brian B. Margolis

Enclosures

cc:   Cathey Baker, Esq. (SEC)
Yuval Cohen (Fortissimo Acquisition Corp.)
David Alan Miller, Esq. (Graubard Miller)

John Reynolds, Esq. United States Securities and Exchange Commission	July 3, 2006 Page 16 of 19

Exhibit A

Black-Scholes Option Pricing Formula
Underwriters' Option - Fortissimo Acquisition Corp.

S	6.00	Stock price
X	7.50	Exercise price
T	5.0	Time remaining (years)
r	4.94%	Risk-free rate of interest - based on 5 year US gov. bonds
Sigma	66.10%	Stock volatility

d1	0.7551	<-- (LN(S/X)+(r+0.5*sigma^2)*T)/(sigma*SQRT(T))
d2	-0.7228	<-- d1-Sigma*SQRT(T)

N(d1)	0.7749	<-- Uses formula NormSDist(d1)
N(d2)	0.2349	<-- Uses formula NormSDist(d2)

Call price	$3.2733	<-- S*N(d1)-X*exp(-r*T)*N(d2)

Value of 400,000 Units -		$1,309,328

John Reynolds, Esq. United States Securities and Exchange Commission	July 3, 2006 Page 17 of 19

Company Name	Ticker Symbol	Market Cap. ($ in millions)	5-Year Volatility (%)	As of 5/19/2006	$400m> MktCap>$25m Volatility*MktCap/ TtlMktCap

RADVISION LTD	RVSN	359.1	49.26		3.097542
TARO PHARM INDUS	TARO	355.0	51.30		3.188635
SAVIENT PHARMACE	SVNT	329.0	67.39		3.88171
ELRON ELECTRONIC	ELRN	316.8	43.52		2.413859
ALADDIN KNOWLEDG	ALDN	307.8	67.77		3.65251
RADWARE LTD	RDWR	287.5	51.22		2.577813
SCAILEX CORP LTD	SCIX	247.4	49.76		2.155686
TEFRON LTD	TFR	234.2	61.92		2.53903
ORCKIT COMM	ORCT	193.8	73.59		2.497804
GILAT SATEL NETW	GILT	182.8	80.13		2.564225
CAMTEK LIMITED	CAMT	176.0	88.86		2.739082
FUNDTECH LTD	FNDT	167.7	43.99		1.291511
FORMULA SYS-ADR	FORTY	165.0	52.73		1.523863
DELTA GALIL-ADR	DELT	151.8	56.03		1.489337
TERAYON COMM SYS	TERN	136.0	103.74		2.470528
METALINK LTD	MTLK	122.7	55.72		1.197413
CERAGON NETWORKS	CRNT	117.0	60.63		1.241578
INTERNET GOLD	IGLD	107.6	76.76		1.446655
TOWER SEMICONDCT	TSEM	106.1	61.43		1.140732
MAGAL SECUR SYS	MAGS	105.6	73.65		1.361148
AMPAL AMER-A	AMPL	101.1	45.42		0.803992
LANOPTICS LTD	LNOP	95.6	83.37		1.396055
ECTEL LTD	ECTX	93.7	53.05		0.869948
VYYO INC	VYYO	93.2	69.47		1.133078
COMPUGEN LTD	CGEN	92.8	68.17		1.107396
DELTATHREE INC	DDDC	90.6	115.98		1.839987
BLUEPHOENIX	BPHX	80.4	59.78		0.841117
G. WILLI-FOOD	WILC	65.6	93.16		1.06945
COMMTOUCH SOFTW	CTCH	63.4	122.34		1.35727
MIND CTI LTD	MNDO	63.2	60.80		0.673173
JACADA LTD	JCDA	56.4	61.45		0.606607
MAGIC SOFTWARE	MGIC	55.3	64.13		0.62106
TTI TEAM TELECOM	TTIL	54.6	64.74		0.619032
OPTIBASE LTD	OBAS	48.8	57.86		0.494047
NETMANAGE INC	NETM	48.7	90.23		0.769527
CLICKSOFTWARE TE	CKSW	46.2	116.26		0.939481
RADCOM LTD	RDCM	46.1	93.53		0.754976
ISRAMCO INC	ISRL	46.1	91.70		0.739699
TAT TECHNOLOGIES	TATTF	41.9	64.15		0.470386
PHARMOS CORP	PARS	41.2	88.11		0.635351
AROTECH CORP	ARTX	39.0	86.66		0.591883
ATTUNITY LTD	ATTU	31.2	77.64		0.424686
SILICOM LTD	SILC	30.9	130.32		0.70504
VOCALTEC COMM	VOCL	30.6	119.65		0.64184
TOP IMAGE SYSTEM	TISA	29.9	95.37		0.499948
NOVA MEASURING	NVMI	29.6	73.57		0.380817
AREL COMM & SOFT	ARLCF	26.4	138.17		0.638926

Average		121.5	75.6	Weighted Average	66.09543
Median		93.2	68.2

John Reynolds, Esq. United States Securities and Exchange Commission	July 3, 2006 Page 18 of 19

Exhibit B

Black-Scholes Option Pricing Formula
Underwriters' Option - Fortissimo Acquisition Corp.

S	6.00	Stock price
X	7.50	Exercise price
T	5.0	Time remaining (years)
r	5.23%	Risk-free rate of interest - based on 5 year US gov. bonds
Sigma	80.24%	Stock volatility

d1	0.9184	<-- (LN(S/X)+(r+0.5*sigma^2)*T)/(sigma*SQRT(T))
d2	-0.8757	<-- d1-Sigma*SQRT(T)

N(d1)	0.8208	<-- Uses formula NormSDist(d1)
N(d2)	0.1906	<-- Uses formula NormSDist(d2)

Call price	$3.8243	<-- S*N(d1)-X*exp(-r*T)*N(d2)

Value of 400,000 Units -		$1,529,710

John Reynolds, Esq. United States Securities and Exchange Commission	July 3, 2006 Page 19 of 19

Stock Market Research -
Israeli stocks historic volatility
Market cap range: $20 to $200 million

As of: 6/27/2006
Company Name	Ticker Symbol	Current Market Cap. ($ in millions)	5-Year Volatility (%)

GILAT SATEL NETW	GILT	173.5	79.68
CAMTEK LIMITED	CAMT	157.4	88.39
FUNDTECH LTD	FNDT	145.2	41.96
DELTA GALIL-ADR	DELT	143.6	55.34
FORMULA SYS-ADR	FORTY	142.4	52.77
ORCKIT COMM	ORCT	135.9	72.87
METALINK LTD	MTLK	116.9	55.39
VYYO INC	VYYO	104.6	68.86
CERAGON NETWORKS	CRNT	102.6	59.80
AMPAL AMER-A	AMPL	100.9	43.71
LANOPTICS LTD	LNOP	99.1	82.27
INTERNET GOLD	IGLD	97.9	76.85
MAGAL SECUR SYS	MAGS	97.5	73.73
TERAYON COMM SYS	TERN	96.6	102.43
TOWER SEMICONDCT	TSEM	91.5	61.53
COMPUGEN LTD	CGEN	85.3	66.88
BLUEPHOENIX	BPHX	81.4	59.81
ECTEL LTD	ECTX	75.8	52.54
DELTATHREE INC	DDDC	75.3	114.21
TTI TEAM TELECOM	TTIL	69.7	64.60
G. WILLI-FOOD	WILC	60.6	92.97
TAT TECHNOLOGIES	TATTF	56.2	64.92
MIND CTI LTD	MNDO	52.3	60.37
MAGIC SOFTWARE	MGIC	50.3	63.79
COMMTOUCH SOFTW	CTCH	47.7	121.11
NETMANAGE INC	NETM	47.3	89.49
CLICKSOFTWARE TE	CKSW	47.3	115.69
ISRAMCO INC	ISRL	46.4	91.45
JACADA LTD	JCDA	45.6	61.53
OPTIBASE LTD	OBAS	44.6	57.76
PHARMOS CORP	PARS	39.1	87.25
RADCOM LTD	RDCM	34.4	93.17
SILICOM LTD	SILC	30.5	130.19
TOP IMAGE SYSTEM	TISA	29.9	93.20
NOVA MEASURING	NVMI	27.6	71.50
ATTUNITY LTD	ATTU	23.1	77.22
POINTER TELOCATION LTD	PNTR	22.8	162.24
BACKWEB TECH LTD	BWEB	22.3	108.00
ELTEK LTD	ELTK	20.9	106.93
AROTECH CORP	ARTXD	20.9	87.06

Average		74.1	80.2
Median		65.2	75.3